Exhibit 12.1

	Three Months Ending March 31, 2017	2016	2015	2014	2013	2012
(in thousands except ratios)

Earnings:
(Loss) income before income tax	(1,245)	(8,313)	(40,414)	(13,436)	(15,875)	(2,346)
Add:
Fixed Charges	988	2,902	2,802	2,622	2,447	2,351
Adjusted Earnings	(257)	(5,411)	(37,612)	(10,814)	(13,428)	5

Fixed Charges:
Interest Expense	983	2,876	2,767	2,563	2,380	2,303
Interest within Rent Expense	5	26	35	59	67	48
Total Fixed Charges	988	2,902	2,802	2,622	2,447	2,351

Earnings to Fixed Charges	(0.3)	(1.9)	(13.4)	(4.1)	(5.5)	0.0

Lease Expense	203	1,033	1,515	1,936	1,881	1,460
Interest Rate on LOC	2.62%	2.62%	2.43%	2.15%	3.92%	3.25%